Exhbit 99.4

October 24, 2007

DELIVERED VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:           Interim Financial Statements for Second Quarter ending June 30, 2007

Please be advised that we are re-filing the following:

•	Interim Financial Statements as at and for the period ended June 30, 2007.

The Interim Financial Statements are being refiled as the result of the following amendments:

•	to include the US GAPP Reconciliation Note as Note 15 thereof.

Yours truly,

CANETIC RESOURCES INC., as administrator for
CANETIC RESOURCES TRUST

(signed "Brian D. Evans")

Brian D. Evans

Vice President, General Counsel & Secretary